UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ARVANA INC.
(Name of Issuer)

Shares of Common Stock, par value $0.001 per share
(Title of Class of Securities)

043279 10 8
(CUSIP Number)

Brulex-Consultadoria Economica E Marketing Ltda.
Rua da Alfandega 13
9000 – 059 Funchal
Maderia, Portugal

+351 291 281 842
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 23, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [  ].

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Person:	Brulex-Consultadoria Economica E Marketing Ltda.
I.R.S. Identification Nos. of above person (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]

3.	SEC Use Only:

4.	Source of Funds (See Instruction):	OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization:	Portugal

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	3,541,700 Shares

8.	Shared Voting Power:	Nil

9.	Sole Dispositive Power:	3,541,700

10.	Shared Dispositive Power:	Nil

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:		3,541,700 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

Not Applicable

13.	Percent of Class Represented by Amount in Row (11):		18.7%

14.	Type of Reporting Person (See Instructions)		CO

Item 1. Security and Issuer.

The class of equity securities to which this Statement relates is common shares, without par value (the “Shares”), of Arvana Inc. (“Arvana” or the “Issuer”), a Nevada corporation. The principal executive offices of Arvana are located at Suite 2610, 1066 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3X2.

Item 2. Identity And Background

A.	Name of Person filing this Statement: This statement is filed by Brulex-Consultadoria Economica E Marketing Ltda. (“Brulex” or the “Reporting Person”), a company organized under the laws of Portugal.

B.	Residence or Business Address: The business address of the Reporting Person is Rua da Alfandega 13, 9000 – 059 Funchal, Maderia, Portugal.

C.	Present Principal Occupation and Employment: Brulex is a company engaged in the telecommunications industry.

D.	Criminal Proceedings: Brulex has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E.

Civil Proceedings: Brulex has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.	Citizenship: Not applicable.

Item 3. Source And Amount Of Funds Or Other Consideration

On August 23, 2006, Brulex was issued 3,541,700 Shares of Arvana as partial consideration in connection with the completion of the acquisition (the “Acquisition”) by Arvana of all of the issued and outstanding shares of BCH Beheer B.V., a wholly-owned subsidiary of Brulex that owns all of the outstanding shares of Hallotel Deutschland GmbH (“Hallotel”), at a price of approximately $1.50 per share, in accordance with the terms of an acquisition agreement dated for reference August 9, 2006 among Arvana, Brulex and Hallotel. As a result of the Acquisition, Arvana acquired control of Hallotel which is in the business of providing long distance telecommunications services between Germany, Austria, Switzerland and Turkey.

Item 4. Purpose Of Transaction

The purpose of the Acquisition of the Shares of Arvana by Brulex is for investment purposes. Depending on market conditions and other factors, Brulex may acquire additional shares of Arvana common stock as it deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Brulex also reserves the right to dispose of some or all of the Shares in the open market, in privately negotiated transactions to third parties or otherwise.

Other than as set forth above, Brulex does not have any current plans or proposals which would relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)

any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5. Interest In Securities Of The Issuer

(a) Beneficial Ownership.

Brulex is the beneficial owner of 3,541,700 shares of common stock of Arvana representing approximately 18.7% of Arvana’s issued and outstanding shares.

Beneficial ownership is calculated under Rule 13d-3 of the Securities Exchange Act of 1934.

(b) Power to Vote and Dispose.

Brulex has the sole power to vote and dispose of the Shares of Arvana held by it.

(c) Transactions Within the Past 60 Days.

Except as noted herein, Brulex has not effected any other transactions in Arvana’s securities, including common shares of Arvana, within sixty (60) days preceding the date hereof.

(d) Certain Rights of Other Persons.

Not applicable.

Item 6. Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer

The Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material To Be Filed As Exhibits

Exhibit	Description of Exhibit

1	Share Purchase Agreement dated August 9, 2006 between Arvana Inc. (formerly, Turinco, Inc.), Brulex-Consultadoria Economica E Marketing Ltda. and Hallotel Deutschland GmbH(1)

(1) Previously filed as an exhibit to Arvana’s Current Report on Form 8-K filed with the SEC on August 15, 2006.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 5, 2006

BRULEX -CONSULTADORIA
ECONOMICA E MARKETING LTDA.

By:	/s/ Jose Carlos Rodrigues Arraiol
Jose Carlos Rodrigues Arraiol
Director